As filed with the Securities and Exchange Commission on July 3, 2023

File No. 812-15477

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”),
FOR AN ORDER GRANTING EXEMPTIONS FROM
SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

GOLUB CAPITAL PRIVATE CREDIT FUND

GC ADVISORS LLC

200 Park Avenue, 25th Floor

New York, New York 10166

(212) 750-6060

Written and oral communications regarding this Application should be addressed to:

David B. Golub

GC Advisors LLC

200 Park Avenue, 25th Floor

New York, New York 10166

(212) 750-6060

Copies to:

Rajib Chanda, Esq.

Nathan Briggs, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001

July 3, 2023

This Application (including Exhibits) contains 24 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: GOLUB CAPITAL PRIVATE CREDIT FUND GC ADVISORS LLC Investment Company Act of 1940 File No. 812-15477	AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE 1940 ACT FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE 1940 ACT

I.	THE PROPOSAL

1.            GC Advisors LLC (“GC Advisors” or the “Current Investment Adviser”; on behalf of itself, Golub Capital Private Credit Fund (the “Current Fund”) and the other Funds (as defined below), the “Applicants”) hereby seeks an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act, to permit the Funds to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”),1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. Applicants request that the order apply to any continuously offered closed-end management investment company that elects to be regulated as a business development company (“BDC”),2 existing now or in the future, for which the Current Investment Adviser or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Current Investment Adviser, or any successor in interest to any such entity,3 (each, an “Investment Adviser” and, collectively with the Current Investment Adviser, the “Investment Advisers”), acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act and/or periodically offers to repurchase its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Section 23(c)(2) of the 1940 Act (each, a “Future Fund” and together with the Current Fund, the “Funds” and each a “Fund”). Any entity relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that each entity presently intending to rely on the order requested in this Application is listed as an Applicant.

[1]	As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate common equity ownership interest (such as units) of the Funds, as defined below. The holders of Shares are referred to as “Shareholders.”
[2]	Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.
[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

1

2.            GC Advisors is registered with the Commission under the Investment Advisers Act of 1940, as amended. GC Advisors is an affiliate of Golub Capital. “Golub Capital” refers, collectively, to the activities and operations of Golub Capital LLC (formerly Golub Capital Management LLC), which entity employs all of Golub Capital’s investment professionals, GC Advisors and associated investment funds and their respective affiliates.

The Current Fund is a newly organized Delaware statutory trust formed on May 13, 2022 and whose investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Current Fund was formed for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and has elected to be regulated as a BDC under the 1940 Act. In addition, the Current Fund intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, (the “Code”). GC Advisors serves as the Current Fund’s investment adviser.

3.

A.           Applicants believe that it will be desirable for the Funds, including the Current Fund, to offer multiple classes of Shares, with each class having its own sales load and fee structure as described below in section I.6.

B.           If Applicants receive the relief requested in this application and a Fund determines to offer multiple classes of Shares, it would accept subscriptions for Shares on a continuous basis, and would issue Shares at public offering prices that are equal to or greater than the net asset value per Share of the relevant class of the Fund’s Shares.

2

C.           Applicants submit that the requested relief is supported by the treatment of open-end funds that rely on Rule 18f-3 under the 1940 Act and exemptive relief provided to continuously offered closed-end funds seeking to offer multiple classes of shares. Prior to the adoption of Rule 18f-3,4 the Commission issued numerous exemptive orders allowing open-end funds to issue multiple classes of shares.5 Rule 18f-3 codified the terms of those prior exemptive orders and eliminated the need for open-end funds to obtain individual orders to issue multiple classes of shares. While Rule 18f-3 only applies to open-end funds, neither the 18f-3 Proposing Release (as defined below) nor the 18f-3 Adopting Release cited those funds’ open-end structure as a basis for the terms of Rule 18f-3 as proposed or adopted. Instead, the Commission cited operational and distribution features of the funds: the Commission noted in the 18f-3 Proposing Release that some mutual funds “use different classes to offer investors a choice of methods for paying for the costs of selling fund shares,” and that many mutual funds utilize different share classes “in order to use different channels of distribution and to reach different investor markets. These funds typically target different investor markets, offering each a separate class with an arrangement for shareholder services or a distribution plan that is tailored to that market.”6 The Commission also noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, could benefit investors by, among other things, allowing a multiple-class fund to spread expenses over a larger asset base.7

Shortly after the adoption of Rule 18f-3, continuously offered closed-end funds began to apply for exemptive relief to offer multiple classes of shares as well. These applicants argued that the same operational and distribution features cited by the Commission as a rationale for adopting Rule 18f-3 applied equally to such continuously offered closed-end funds: such closed-end funds also offer their shares on a continuous basis through multiple distribution channels and use different fee structures to cover costs of selling fund shares and accommodate the particular features of each such distribution channel.8 The benefits of investing in a larger multiple-class fund would apply to such funds’ shareholders as well. The Commission has issued numerous exemptive orders in respect of these applications (collectively, the “Prior Orders”).9 Continuously offered BDCs have also applied for exemptive relief to offer multiple classes of shares, and the Staff has recently issued numerous orders in respect of such applications (the “BDC Orders”).10

[4]	Release Nos. 33-7143; IC-20915 (February 23, 1995) (the “18f-3 Adopting Release”) (stating that Rule 18f-3 addresses the potential for conflicts among classes by limiting permissible differences among classes in expenses and voting rights, specifies permissible methods of allocating expenses, allows the waiver of expenses by service providers, specifies conditions under which shares of one class may be converted into or exchanged with shares of another class, and requires that fund boards not only approve a plan detailing each class’s arrangement for the distribution of securities and the services provided to each class, and the payment of expenses, but also determine that the plan is in the best interests of each class individually and the fund as a whole).
[5]	Between 1985 and 1995, the Commission issued approximately 200 such orders. See page 2 of the 18f-3 Adopting Release.
[6]	See Release Nos. 33-7036; IC-19955 (December 15, 1993) [58 FR 68074 (Dec. 23, 1993)] (the “18f-3 Proposing Release”) text accompanying notes 4 - 11 at 68076.
[7]	See text accompanying notes 13 - 15 in the 18f-3 Proposing Release at 68077.
[8]	See, e.g., part II of the exemptive application filed by Sierra Prime Income Fund et al (File No. 812-10132; November 26, 1996).
[9]	See, e.g., SEI Alternative Income Fund, SEI Investments Distribution Co. and SEI Investments Management Corporation, Inv. Co. Rel. No. 34909 (May 5, 2023) (Notice) and No. 34937 (June 5, 2023) (Order); MBC Total Private Markets Access Fund and Seneca Management, LLC, Inv. Co. Rel. No. 34879 (April 6, 2023) (Notice) and No. 34905 (May 2, 2023) (Order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Inv. Co. Rel. No. 34871 (March 23, 2023) (Notice) and No. 34892 (April 18, 2023) (Order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Inv. Co. Rel. No. 34859 (March 16, 2023) (Notice) and No. 34882 (April 11, 2023) (Order); JPMorgan Private Markets Fund, et al., Inv. Co. Rel. No. 34846 (March 6, 2023) (Notice) and No. 34876 (April 3, 2023) (Order); Carlyle AlpInvest Private Markets Fund, et al., Inv. Co. Rel. No. 34832 (February 13, 2023) (Notice) and No. 34852 (March 13, 2023) (Order); Forum Real Estate Income Fund, et al Inv. Co. Rel. No. 34811 (January 18, 2023) (Notice) and No. 34834 (February 14, 2023) (Order); Cadre Horizon Fund, Inc., et al., Inv. Co. Rel. No. 34801 (January 10, 2023) (Notice) and No. 34826 (February 7, 2023) (Order); Monachil Credit Income Fund, et al., Inv. Co. Rel. No. 34792 (December 28, 2022) (Notice) and No. 34813 (January 24, 2023) (Order); Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Inv. Co. Rel. No. 34758 (November 22, 2022) (Notice) and No. 34789 (December 22, 2022) (Order); Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Inv. Co. Rel. No. 34729 (October 17, 2022) (Notice) and No. 34751 (November 15, 2022) (Order); Alpha Alternative Assets Fund and Alpha Growth Management LLC, Inv. Co. Rel. No. 34530 (March 9, 2022) (Notice) and No. 34555 (April 5, 2022) (Order); John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Rel. No. 34491 (January 31, 2022) (Notice) and No. 34524 (March 3, 2022) (Order); Fairway Private Equity & Venture Capital Opportunities Fund and Fairway Capital Management, LLC, Inv. Co. Rel. No. 34462 (January 4, 2022) (Notice) and No. 34492 (February 1, 2022) (Order); Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc., Inv. Co. Rel. No. 34436 (December 10, 2021) (Notice) and No. 34464 (January 5, 2022) (Order); MassMutual Access Pine Point Fund, et al., Inv. Co. Rel. No. 34435 (December 8, 2021) (Notice) and No. 34459 (December 30, 2021) (Order); PGIM Private Real Estate Fund, Inc., Inv. Co. Rel. No. 34434 (December 3, 2021) (Notice) and No. 34455 (December 29, 2021) (Order); Fortune V Separate Account, et al., Inv. Co. Rel. No. 34429 (November 30, 2021) (Notice) and No. 34453 (December 23, 2021) (Order); Bow River Capital Evergreen Fund, et al., Inv. Co. Rel. No. 34421 (November 19, 2021) (Notice) and No. 34442 (December 15, 2021) (Order).
[10]	See, e.g., PGIM Investments LLC and PGIM Private Credit Fund, Inv. Co. Rel. No. 34917 (May 16, 2023) (Notice) and No. 34944 (June 20, 2023) (Order); Bain Capital Private Credit and BCSF Advisors, LP, Inv. Co. Rel. No. 34870 (March 23, 2023) (Notice) and No. 34890 (April 18, 2023) (Order); Ares Strategic Income Fund and Ares Capital Management LLC, Inv. Co. Rel. No. 34862 (March 20, 2023) (Notice) and No. 34887 (April 17, 2023) (Order); AGTB Fund Manager, LLC and AG Twin Brook Capital Income Fund, Inv. Co. Rel. No. 34861 (March 20, 2023) (Notice) and No. 34888 (April 17, 2023) (Order); Fidelity Private Credit Fund and Fidelity Diversifying Solutions LLC, Inv. Co. Rel. No. 34814 (January 24, 2023) (Notice) and No. 34844 (March 3, 2023) (Order); Blackrock Capital Investment Advisors, LLC and Blackrock Private Credit Fund, Inv. Co. Rel. No. 34606 (June 2, 2022) (Notice) and No. 34639 (June 28, 2022) (Order); Churchill Asset Management LLC and Nuveen Churchill Private Capital Income Fund, Inv. Co. Rel. No. 34569 (April 21, 2022) (Notice) and No. 34586 (May 17, 2022) (Order); Apollo Credit Management, LLC and Apollo Debt Solutions BDC, Inv. Co. Rel. No. 34461 (January 3, 2022) (Notice) and No. 34489 (January 31, 2022) (Order); Oaktree Fund Advisors, LLC and Oaktree Strategic Credit Fund, Inv. Co. Rel. No. 34470 (December 10, 2022) (Notice) and No. 34498 (January 5, 2022) (Order); HPS Corporate Lending Fund and HPS Investment Partners, LLC, Inv. Co. Rel. No. 34275 (April 29, 2021) (Notice) and No. 34044 (May 25, 2021) (Order); GSO Asset Management LLC and Blackstone Private Credit Fund, Inv. Co. Rel. No. 34011 (September 14, 2020) (Notice) and No. 34044 (October 6, 2020) (Order); Owl Rock Capital Corporation II, et al., Inv. Co. Rel. No. 33972 (August 17, 2020) (Notice) and No. 34012 (September 15, 2020) (Order); FS Energy and Power Fund, et al., Inv. Co. Rel. No. 33794 (January 29, 2020) (Notice) and No. 33803 (February 25, 2020) (Order).

3

Applicants submit that the factors which led the Commission to adopt Rule 18f-3 for open-end funds and issue the Prior Orders and the BDC Orders are equally applicable to the Funds. As with continuously offered, unlisted closed-end funds that were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders, the Funds will seek to offer their shares through multiple distribution channels, with varying sales charges to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of each distribution channel. Moreover, Fund Shareholders will realize the same benefits of investing in a larger fund with multiple classes as do the shareholders of such open-end or closed-end funds. As set forth in this Application, each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company in the same manner as the closed-end funds which were the subject of the Prior Orders and the BDCs that were the subject of the BDC Orders.

4.            A Fund may repurchase Shares on such terms as may be determined by its Board11 in its complete and absolute discretion unless, in the judgment of those trustees or directors (“Directors”) of the Board who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, such repurchases would not be in the best interests of the Fund’s Shareholders or would violate applicable law. Because Shareholders do not have the right to require a Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares in accordance with the requirements of Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, in order to provide a limited degree of liquidity to Shareholders. Initially, a Fund’s Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange and do not trade on an over-the-counter system such as the OTC Bulletin Board.

[11]	Each of the boards of trustees or directors of any Fund is referred to as a “Board.”

4

5.            As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of each Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

6.            Under the proposal, each class of Shares of any Fund would be offered in periodic closings, with such variations as a Fund’s Board determines to be appropriate. One or more Share classes may charge a differing front-end sales load, contingent deferred sales charges (“CDSC”), early withdrawal charge (“Repurchase Fee”) and/or an annual asset-based service and/or distribution fee. Each class of Shares of any Fund would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds electing to be regulated as BDCs, and with the provisions of Rule 2310 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual (“FINRA Rule 2310”).12

FINRA Rule 2310 applies to public offerings of unlisted continuously offered BDCs because such BDCs’ offerings meet that rule’s definition of a “direct participation program” (“DPP”).13 The Commission approved FINRA Rule 2310 in May 2009 to apply to DPPs and unlisted real estate investment trusts. FINRA Rule 2310 caps the amount of (i) organization and offering expenses at 15% of gross proceeds and (ii) all items of compensation from whatever source payable to underwriters, broker-dealers and affiliates thereof at 10.0% of gross proceeds. In addition, FINRA Rule 2310 provides a set of provisions relating to, among other things, suitability standards on recommended transactions, limits on non-cash gifts and non-cash entertainment, and payments for an associated person to attend training or educational meetings.

[12]	Any reference to FINRA Rule 2310 includes any successor or replacement rule that may be adopted by FINRA.
[13]	FINRA Rule 2310(a)(4) defines a DPP as “a program which provides for flow-through tax consequences regardless of the structure of the legal entity or vehicle for distribution including, but not limited to, oil and gas programs, real estate programs, agricultural programs, cattle programs, condominium securities, Subchapter S corporate offerings and all other programs of a similar nature, regardless of the industry represented by the program, or any combination thereof. A program may be composed of one or more legal entities or programs but when used herein and in any rules or regulations adopted pursuant hereto the term shall mean each of the separate entities or programs making up the overall program and/or the overall program itself. Excluded from this definition are real estate investment trusts, tax qualified pension and profit sharing plans pursuant to Sections 401 and 403(a) of the Code and individual retirement plans under Section 408 of that Code, tax sheltered annuities pursuant to the provisions of Section 403(b) of the Code, and any company including separate accounts, registered pursuant to the [1940 Act].” BDCs, like the Funds, are DPPs because they provide for flow-through tax consequences and do not meet any of the exclusions under the definition.

5

If a Fund offers multiple share classes, each class may have a different upfront sales load, if any, to cover the costs of selling fund shares and different distribution and/or service fees to accommodate the particular features of different distribution channels. A Fund may offer one or more share classes distributed through participating broker-dealers, as well as one or more share classes that will be made available primarily through fee-based programs, through participating broker-dealers, through certain registered investment advisers and/or through bank trust departments. Although the specifics of the class structure cannot be predicted, the Applicants anticipate that the structure of the proposed classes would be consistent with compensation guidelines put forth by the different financial intermediaries through which the Funds are distributed. In addition, the structure would comply with the provisions of FINRA Rule 2310. The structures of the proposed classes of Shares are described in more detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

7.            A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds, similar to the relief sought by the Applicants. For the reasons set forth below, we submit that the regulatory considerations supporting relief in those precedents are supportive of the relief requested for unlisted continuously offered BDCs such as the Funds.

II.	STATEMENT OF FACTS

1.            Current Structure and Characteristics

The Current Fund is in many respects a hybrid investment product. As a BDC, the Current Fund is, and each other Fund will be, organized as a closed-end investment company, but offer its Shares continuously, like an open-end management investment company. The Current Fund will not be listed on an exchange and offer only limited liquidity through periodic offers to repurchase made in accordance with Rule 13e-4 under the 1934 Act and Section 23(c)(2) of the 1940 Act, rather than Rule 23c-3 under the 1940 Act. The Current Fund expects to offer periodic liquidity through Rule 13e-4 under the 1934 Act and/or Section 23(c)(2) of the 1940 Act. The Current Fund will determine its net asset value at least quarterly and file periodic reports under the 1934 Act on Forms 10-Q and 10-K rather than semi-annual reports on Form N-CSR under the 1940 Act. As a DPP, sales of the Current Fund’s shares will be subject to FINRA Rule 2310 rather than FINRA Rule 2341, as such rule may be amended (“FINRA Rule 2341”).

2.            Proposed Class Structure and Characteristics

The Funds propose to engage in a continuous offering of Shares in the manner described below. Each Fund is seeking the ability to offer multiple classes of Shares.14 In the future, a Fund’s Board could adopt this or another structure with respect to distribution and service expenses. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, for any Shares of a Fund subject to an asset-based service or distribution fee, the Funds will offer an exchange privilege or conversion feature. Any such privilege or feature introduced in the future (including one implemented in connection with a Fund’s listing of a class of its Shares on an exchange) will comply with Rules 11a-1, 11a-3 and 18f-3 under the 1940 Act as if the Fund were an open-end management investment company. If a class of Shares were to be listed on an exchange in the future, all other then-existing classes of Shares of the listing Fund will be converted into the listed class, without the imposition of any sales load, fee or other charge.

[14]	Applicants are not requesting relief with respect to any Fund listed on a securities exchange. Any Fund which relies on the relief requested herein will cease relying on such relief upon the listing of any class of its Shares on a securities exchange.

6

Further, any Share of a Fund that is subject to asset-based service or distribution fees shall convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap determined in accordance with FINRA Rule 2310. Applicants intend to calculate the sales charge cap on a per Share basis, such that underwriting compensation paid with respect to each individual Share will not exceed 10% of the offering price of such Share.

3.            Actual fees approved and adopted may vary, but a class of Shares of a Fund could not have annual asset-based service and/or distribution fees that cause aggregate fees to exceed the limits set forth in FINRA Rule 2310.15 Service fees compensate a Fund’s distributor (the “Distributor”) and selected brokers, dealers, or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts. Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding a Fund and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based service fees will comply with the limits of FINRA Rule 2310.

Distribution fees would be paid pursuant to a plan of distribution adopted by the Fund in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds electing to be regulated as BDCs, with respect to a class (a “Distribution Plan”).16 Under the Distribution Plan, the Fund would compensate the Distributor, brokers, dealers, and other financial intermediaries for activities relating to the marketing, distribution and sale of Shares. Applicants represent that these asset-based distribution fees will comply with the limits of FINRA Rule 2310.17 Applicants note that if a Distribution Plan were to be adopted by a Fund, that Fund’s Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the applicable Fund’s Directors, including a majority of the Directors who are not interested persons of such Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1. Any such Distribution Plan also would require Shareholder approval.

[15]	Applicants note that FINRA Rule 2310 does not impose a separate limit on asset-based service or distribution fees. While that rule does not limit the annual rate at which Funds may charge asset-based service or distribution fees, each Fund would remain subject to the overall compensation limits of FINRA Rule 2310, including specifically the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof.
[16]	Applicants will comply with Rules 12b-1 and 17d-3, as they may be amended or replaced in the future, as if those rules applied to BDCs.
[17]	See supra n. 13 and accompanying text.

7

Each Fund will include in its subscription documents the specific (a) sales load, if any, and (b) the amount of fees permitted by the Distribution Plan and/or service plan for the specific class being purchased.

4.            Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act.18 A Fund may impose a Repurchase Fee on Shares submitted for repurchase that have been held less than a specified period and may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, the Fund will comply with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end management investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund regardless of class.

5.            All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of such Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

6.            In addition to distribution and/or service fees, each class of a Fund may, by action of such Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in a Fund’s prospectus and statement of additional information (the “Prospectus”)) incurred by a specific class;

(2)	legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, Prospectuses and proxies;

(3)	Blue Sky fees incurred by a specific class, if applicable;

(4)	Commission registration fees incurred by a specific class;

[18]	A Fund may impose a Repurchase Fee at a rate no greater than 2% of the Shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year). A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to the applicable Fund. Any Repurchase Fee charged by the Funds is not the same as a CDSC assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee is payable to the Fund to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Funds may elect to impose CDSCs in the future, in which event they would only do so in accordance with Rule 6c-10 under the 1940 Act. None of the Funds, however, will impose CDSCs in the event of a listing of a class of shares of any such Fund on any securities exchange.

8

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Directors’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of a Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to such Fund and allocated to each class of such Fund in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

7.            From time to time, a Board may create and offer additional classes of Shares, or may vary the characteristics described above, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; (7) any CDSC; (8) any Repurchase Fee; and (9) any conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, each Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

8.            Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund, respectively allocated to a particular class of Shares, will be borne on a pro rata basis by each outstanding Share of that class.

9

III.	EXEMPTIONS REQUESTED

1.            The Multiple Share Class System – Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) under the 1940 Act

A.           Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to BDCs by Section 61(a) of the 1940 Act).

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	DISCUSSION

1.            The Multiple Share Class System – Exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act

A.           Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Funds may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to BDCs through Section 61(a) of the 1940 Act.

B.           Under Section 18(c) of the 1940 Act, as modified and made applicable to BDCs by Section 61(a) of the 1940 Act, a BDC may have more than one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2), which is made applicable to BDCs through Section 61(a) of the 1940 Act. Section 18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless it satisfies the asset coverage ratios described in the 1940 Act. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).19 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

[19]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

10

C.           Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company… shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply… to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

D.           The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to payment of dividends”20 and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different distribution fees, different Shareholder services fees, and any other expenses (as described above) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of a Fund may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

E.            Applicants believe that the implementation of the Multiple Class System will provide Applicants with the flexibility to create classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if classes with different pricing and expense structures are created, providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options. Moreover, the exemptive order will provide the Funds with the flexibility necessary to meet the changing needs of various channels of distribution as they develop. Applicants believe all Shareholders benefit from economies of scale where a non-traded BDC is able to sell its shares through as many channels of distribution as is practical. In addition, Applicants believe investors also benefit where multiple investment products (e.g., non-traded BDCs and non-traded REITs) compete to sell their products through the same distribution channel.

F.            By contrast, if the Investment Advisers were required to sponsor the organization of new, separate funds for each class of Shares, the creation of new, separate funds would involve increased costs and administrative burdens borne by Shareholders as compared to the creation of additional share classes of the Funds. Unless each new fund grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the fund from producing a favorable return.

[20]	Section 18(g) of the 1940 Act defines a senior security that is a stock to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

11

G.           Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Funds grow in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

H.           The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.21

I.             Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end management investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Funds’ assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

J.            Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to continuously offered BDCs seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end management investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end management investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.22

[21]	See the 18f-3 Adopting Release. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.
[22]	In the event a Fund lists one class of its Shares on an exchange, all other then-existing classes of Shares of the listing Fund will be converted into Shares of the class to be listed. Any such conversion will be effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee or other charge, as required under Rule 18f-3(f)(2)(i).

12

K.           It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end funds and closed-end funds electing to be regulated as BDCs are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds electing to be regulated as BDCs may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds and BDCs.23 Differing (and less restrictive) provisions regulating the issuance by BDCs of debt or preferred stock should have no bearing on an application by a BDC for an exemptive order permitting the issuance of multiple classes of Shares. In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3. This is the approach followed in the BDC Orders.

L.            Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Funds in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Funds are also aware of the need for full disclosure of the proposed Multiple Class System in their Prospectuses and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2310.24 Applicants also represent that each Fund will disclose in its Prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the Prospectus, as is required for open-end, multiple class funds under Form N-1A.25 As if it were an open-end management investment company, each Fund will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports26 and describe in its Prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.27 Each Fund will include any such disclosures in its Shareholder reports and Prospectus to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end management investment company shares, and regarding Prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Funds.28 Each Fund will contractually require that the Distributor and any broker, dealer or other financial intermediary involved in the distribution of a Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

[23]	See supra n. 9 and n. 10.
[24]	See discussion of FINRA Rule 2310 at Section I.6 above.
[25]	In all respects other than class-by-class disclosure, the Fund will comply with the requirements of Form N-2.
[26]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Co. Act Rel. No. 26372 (Feb. 27, 2004) (adopting release). Funds that are BDCs will disclose comparable Fund expense data in the applicable periodic reports which are provided to BDC shareholders.
[27]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Co. Act Rel. No. 26464 (June 7, 2004) (adopting release).
[28]	Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Co. Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

13

M.          Applicants believe the requested relief is substantially similar to prior exemptions granted by the Commission.29 In those cases, the Commission permitted closed-end funds and BDCs that offered and sold their shares continuously and that conducted periodic repurchase offers or tenders for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

N.           As a condition to the relief, each Fund would comply with FINRA Rule 2310. Applicants recognize that the closed-end funds that were the subject of the Prior Orders agreed, as a condition of the orders, to comply with the provisions of FINRA Rule 2341. Although both FINRA Rule 2341 and FINRA Rule 2310 apply limits on sales loads and asset-based fees, FINRA has taken different approaches with respect to registered investment companies, on the one hand, and DPPs like the Funds, on the other. For registered investment companies that are open-end funds or closed-end interval funds, FINRA Rule 2341 limits the amount of an asset-based fee that may be charged each year but does not limit the number of years that it may be charged. For DPPs, like the Funds, FINRA Rule 2310 imposes, regardless of time period, a cap of 10% of gross proceeds on the aggregate amount of compensation from whatever sources payable to underwriters, broker-dealers and affiliates thereof in respect of the offering of the Funds’ shares. While these rules take different approaches, they both function as limits on the amount of sales loads and asset-based fees. Accordingly, Applicants assert that the proposed condition requiring the Funds to comply with FINRA Rule 2310 will serve the same policy purpose as the condition to the Prior Orders requiring registered closed-end funds to comply with FINRA Rule 2341. Moreover, Applicants assert that the difference is appropriate because it reflects the different approaches that FINRA has taken with respect to the offering costs of these types of funds and avoids the duplicative burden that would result if the Funds were required by FINRA to comply with FINRA Rule 2310 and by the requested order to comply with FINRA Rule 2341. This is the approach followed in the BDC Orders.

2.            Asset-Based Service and/or Distribution Fees

A.           Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies, including BDCs. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end investment company to impose an asset-based service and/or distribution fee.

[29]	See supra n. 9 and n. 10.

14

B.           Each Fund will comply with the protections for open-end management investment companies developed and approved by the Commission in Rule 12b-1 in connection with the Distribution Plan(s), if any, with respect to each class of Shares as if the Fund were an open-end management investment company. Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end management investment company imposing asset-based service and/or distribution fees under Rule 12b-1.30

C.           Rule 6c-10 under the 1940 Act permits open-end management investment companies to impose CDSCs, subject to certain conditions. If any Fund were to impose CDSCs in the future, they will only do so in compliance with Rule 6c-10 as if that rule applied to BDCs. Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs, and will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto. The Funds also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that any Fund which imposes CDSCs will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act.31 Finally, to the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

[30]	Applicants note that, at the same time the Commission adopted Rule 12b-1, it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with [R]ule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.

See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980) at Fed. Sec. L. Rep. (CCH) at 83,733

[31]	Any Fund that lists one class of its Shares on a securities exchange will convert Shares of other classes into Shares of the class to be listed. In such event, the Fund would not require the payment of any CDSC or Repurchase Fee that would otherwise be payable if the Shareholder had redeemed its Shares of the relevant class at that time, in the absence of such exchange or conversion. These facts would be prominently disclosed to Shareholders in a current report, prospectus or prospectus supplement, as applicable. Moreover, in such event, Shareholders of a class with an asset-based sales charge, whether paid continuously for a specified period or on a deferred basis, will convert their Shares into a class which does not have an asset-based sales charge, based on the relative NAV of each class. This conversion would not require any Shareholder to pay any deferred sales charge.

15

3.            Investor Protection

A.           The 18f-3 Proposing Release stated that the proposed exemptive rule “is designed to streamline conditions imposed on multiple class funds while preserving investor protection.”32 The safeguards to protect investors that were packaged into Rule 18f-3 will have equal application to the proposed Multiple Class System.33 As the 18f-3 Proposing Release noted, mutual funds use different classes to offer investors the choice of different payment methods and to access different channels of distribution to provide investors with tailored investment options in different markets.34 As has been discussed elsewhere in this Application, the opportunity of choice extends beyond mutual funds, as other types of investment offerings, such as unlisted closed-end funds and non-traded REITs, have similar flexibility to provide investors with custom-tailored investment options through multiple share classes. This access to a wider range of investment opportunities would permit investors to select from among more choices to purchase Shares the investor deems most beneficial to the investor.

In addition, the Applicants believe there are other significant safeguards in place for investors in Funds relying on the requested relief set forth in this Application. Those include the overall compensation limits and other prescribed behavior included in FINRA Rule 2310 and the agreement by the Funds relying on the requested relief to comply with Rule 12b-1. As noted above, FINRA Rule 2310 specifically includes the 10% cap on total compensation paid to underwriters, broker-dealers and affiliates thereof. The intended purpose of this cap is to protect investors from the unreasonable drain on their principal due to excessive fees. The provisions of FINRA Rule 2310 that set suitability standards on recommended transactions and limits on non-cash gifts, non-cash entertainment and payments for an associated person to attend training or educational meetings similarly protect investors.

In addition, Rule 12b-1 ensures yet another layer of investor protection beyond the protections of Rule 18f-3 and FINRA Rule 2310. Rule 12b-1 expressly prescribes the substantive provisions of any plan imposing asset-based service and/or distribution fees and, as additional safeguards, requires initial approval of any such plans by the Fund’s Board and Shareholders and ongoing monitoring of the plan and payments thereunder by the Fund’s Board. Relatedly, under the proposed Multiple Class System, any Share of a Fund that is subject to asset-based service or distribution fees will convert to a class with no asset-based service or distribution fees upon such Share reaching the applicable sales charge cap under FINRA Rule 2310.

[32]	18f-3 Proposing Release at 68077.
[33]	See supra n. 4.
[34]	See supra n. 6.

16

B.           The granting of the requested relief may result in certain benefits to the Distributor by opening up additional distribution channels through which the Distributor is able to sell Shares. This will, in turn however, benefit investors since a larger fund, instead of a series of smaller funds, will bring efficiencies, including administrative efficiencies. The Commission acknowledged this benefit to investors in the 18f-3 Proposing Release when it noted that allowing a fund to issue multiple share classes, rather than requiring the use of separate single-class funds, would enable a multiple-class fund to spread expenses over a larger asset base.35 In addition, the structure could enhance fund performance by allowing for greater scale needed to invest in a broader range of investments on a standalone basis. As noted in Section II.3 above, payments by the Fund to the Distributor, brokers, dealers, and other financial intermediaries for their activities relating to the marketing, distribution and sale of Shares will be made pursuant to and in accordance with a Distribution Plan. Applicants expect that the compensation to be paid pursuant to a Distribution Plan will represent the sole use of Fund assets to pay for distribution services, although the Distributor and/or its affiliates also may enter into revenue sharing arrangements pursuant to which they use their own resources to pay for distribution services. The mechanics for paying distribution fees may vary depending upon the class of Shares sold. For certain Share classes, the Distributor may agree to pay, from its own resources, brokers, dealers and other financial intermediaries involved in selling the Shares an upfront commission, in which case the Distributor will retain all or a portion of the distribution fees payable in respect of those Shares. Regardless of the source of the Distributor’s upfront payments to financial intermediaries, to the extent that the Distributor advances fees to a financial intermediary, the Distributor will have no recourse against the Fund to recover the difference between the amounts advanced by the Distributor to financial intermediaries and, if less, the amounts received by the Distributor from the Fund under the applicable Distribution Plan. A Distributor would similarly have no recourse against the Fund in a situation in which the Fund’s Board terminated the Distribution Plan before a Distributor recovered the full amount of fees advanced to a financial intermediary. This entire framework serves to protect investors by ensuring that the only source of payment of a Fund’s distribution fees is the Board-approved Distribution Plan.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund will comply with the provisions of Rules 6c-10 (except to the extent a Fund will comply with FINRA Rule 2310 rather than FINRA Rule 2341), 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, or any successor rules thereto, as if those rules applied to BDCs. In addition, each Fund will comply with FINRA Rule 2310, as amended from time to time, or any successor rule thereto, and will make available to any Distributor of a Fund’s shares all of the information necessary to permit the Distributor to prepare client account statements in compliance with FINRA Rule 2231.

VII.	CORPORATE ACTION

Each Fund’s organizational documents will empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board of the Current Fund has adopted resolutions, attached hereto as Exhibit A, authorizing the Fund’s officers to file the Application with the Commission.

[35]	See supra n. 7.

17

VIII.	CONCLUSION

1.            For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

2.            As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application immediately following the signatures of the Applicants. The resolutions of the Current Fund are attached as Exhibit A to this Application as required by Rule 0-2(c)(1) under the 1940 Act.

18

Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund. The Board also authorized the filing of the Application on behalf of the Current Investment Adviser because of its affiliation with the Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Current Investment Adviser, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 3rd day of July 2023.

19

Applicants have caused this Application to be duly signed on their behalf on the 3rd day of July 2023.

GC ADVISORS LLC

By:	/s/ David B. Golub
	Name:	David B. Golub
	Title:	President

GOLUB CAPITAL PRIVATE CREDIT FUND

By:	/s/ Joshua M. Levinson
	Name:	Joshua M. Levinson
	Title:	Chief Compliance Officer and Secretary

20

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 3, 2023 for and on behalf of GC Advisors LLC, in his capacity as President of such entity, and that all actions by members, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GC ADVISORS LLC

By:	/s/ David B. Golub
	Name:	David B. Golub
	Title:	President
	Date:	July 3, 2023

21

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 3, 2023 for and on behalf of Golub Capital Private Credit Fund, in his capacity as Chief Compliance Officer and Secretary of such entity, and that all actions by members, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GOLUB CAPITAL PRIVATE CREDIT FUND

By:	/s/ Joshua M. Levinson
	Name:	Joshua M. Levinson
	Title:	Chief Compliance Officer and Secretary
	Date:	July 3, 2023

22

EXHIBIT INDEX

Exhibit		Sequential Page
A	Resolutions of the Board of Trustees of Golub Capital Private Credit Fund	A-1

23

Exhibit A

Resolutions of the Board of the Current Fund

WHEREAS, the undersigned Trustees of Golub Capital Private Credit Fund (the “Fund”) deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an Order of Exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Application”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act to permit the Fund to offer investors multiple classes of shares with varying sales loads and asset-based service and/or distribution fees.

NOW THEREFORE BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Application, and any amendments thereto; and be it

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Fund, any of its trustees or officers, or GC Advisors LLC or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

A-1